FOIA CONFIDENTIAL TREATMENT REQUESTED BY CGG

Paris, July 10, 2014

Via EDGAR and via hand delivery

Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re: CGG;

Form 20-F for the Fiscal Year ended December 31, 2013 Filed April 10, 2014 (the “20-F”)

(File No. 1-14622)

Dear Ms. Blye:

On behalf of CGG (the “Company”, and together with its consolidated subsidiaries, the “Group”), I submit this response to the Staff’s comment letter dated June 25, 2014 on the Company’s above-referenced 20-F. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each comment is repeated below in bold italics, prior to the Company’s response.

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Securities and Exchange Commission’s (the “Commission’s”) EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Commission in paper form and is indicated by the symbol “[***]” in the copy filed electronically on EDGAR.

1	You state on page 8 that you have current and ongoing relationships with customers in countries designated by the U.S. government as state sponsors of terrorism. Also, you told us in your letter dated September 20, 2011 that you had operations in Cuba, Sudan and Syria. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter and your letter dated October 7, 2011. Your response should describe any goods, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

CGG

Tel: 01 64 47 45 00 Fax: 01 64 47 34 31 cgg.com	Tour Maine – Montparnasse 33, avenue du Maine 75015 Paris, France Société Anonyme au capital de 70 826 076€ N° 969 202 241 RCS Paris – code TVA UE : FR 16 969 202 241 – APE : 7010Z

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CGG

Response

We take very seriously our obligations to comply with applicable U.S. export controls and sanctions laws, and we dedicate significant human and financial resources to implementing and enforcing our commitment to such compliance. We have internal policies governing our activities in each of Cuba, Sudan and Syria (the “Sanctioned Countries”) that are designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. Management has established a team consisting of individuals in France and the U.S. to oversee compliance with these laws and regulations, including a vice president of trade compliance based in France and a director of trade compliance based in Houston, Texas. Among other things, we conduct training programs and maintain protocols and procedures designed to ensure that our U.S. subsidiaries and U.S. persons employed by or associated with the Group do not engage in activities that would violate or cause members of the Group to violate any applicable sanctions, laws or regulations.

Described below are the nature and extent of our past, current and anticipated contacts with the Sanctioned Countries for the years 2011, 2012 and 2013 and 2014 to date and, in particular, our contacts with the governments or government-controlled entities of the Sanctioned Countries. Except as disclosed below, we do not anticipate any significant changes in the nature or extent of our contacts with the Sanctioned Countries. In our response, we set out the reasons why we believe that our business activities in and other contacts with the Sanctioned Countries are not material in either a quantitative or qualitative sense.

As described in the 20-F, we have since February 1, 2013, organized our activity into three business segments: Equipment, Acquisition, and Geology, Geophysics and Reservoir (“GGR”).

Our operations in the Sanctioned Countries are consistent with our business activities as described in Item 4 of the 20-F.

Cuba

Acquisition

Marine contracts. Our subsidiary CGG Services SA, an entity organized under the laws of France, conducted seismic surveys in Cuban territorial waters or in Cuba’s Exclusive Economic Zone (EEZ) in 2011. Three surveys were conducted in 2011 for the following three clients, generating a total of US$66.0 million in revenue:

•	[***], for an amount of [***]

•	[***], for an amount of [***]

•	[***], for an amount of [***]

No marine activity occurred in Cuba or for a Cuban customer in 2012, 2013 or 2014 to date, and no future activity is planned.

Land contracts. CGG SA, the parent company of our group and an entity organized under the laws of France, performed land topography work for [***]. The related revenues amounted to [***] in 2011 and [***] in 2012.

No land activity occurred in Cuba or for a Cuban customer in 2013 or 2014 to date and no future activity is planned.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CGG

Geology, Geophysics and Reservoir (GGR)

Subsurface Imaging

Our subsidiary CGG Services SA, an entity organized under the laws of France, processed and interpreted seismic data recorded in Cuban territorial water and performed software maintenance for [***]. The related revenues amounted to [***] in 2011, [***] in 2012 and [***] in 2013.

Our subsidiary CGG Vostok, an entity organized under the laws of Russia, processed and interpreted seismic data recorded in Cuban territorial waters for [***]. The related revenue amounted to [***] in 2011.

There has been no Subsurface Imaging activity related to Cuba in 2014 to date.

Equipment

There was no Equipment activity related to Cuba from 2011 to 2014 to date.

Sudan

Acquisition

There was no Acquisition activity related to Sudan from 2011 to 2014 to date.

Geology, Geophysics and Reservoir (GGR)

Subsurface Imaging

Our subsidiary CGG Services SA, an entity organized under the laws of France, processed and interpreted seismic data for [***] for revenue of [***] million in 2011 and [***] in 2013. [***].

Our subsidiary CGG Services (Malaysia) Sdn Bhd, an entity organized under the laws of Malaysia, processed and interpreted seismic data for [***] for revenue of [***] in 2011. [***].

Our subsidiary CGG Services (Singapore) Pte Ltd., an entity organized under the laws of Singapore, provided a processing training for [***] for revenue of [***] in 2013.

There has been no Subsurface Imaging related to Sudan in 2014 to date.

Equipment

There was no Equipment activity related to Sudan from 2011 to 2014 to date except a sale of spare parts to [***] amounting to [***] in 2012. [***].

Syria

Acquisition

There was no Acquisition activity related to Syria from 2011 to 2014 to date.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CGG

Geology, Geophysics and Reservoir (GGR)

Subsurface Imaging

Our subsidiary CGG Services (Singapore) Pte Ltd., an entity organized under the laws of Singapore, provided training to [***] for revenue of [***].

Our subsidiary CGG Services SA, an entity organized under the laws of France, processed and interpreted seismic data for [***] for revenue of [***] in 2012.

There was no Subsurface Imaging activity related to Syria in 2013 or 2014 to date.

Equipment

Our subsidiary Sercel SA, an entity organized under the laws of France, sold and delivered land seismic recording equipment and geophones to [***] in 2011 for revenue of [***].

There was no Equipment activity related to Syria from 2012 to 2014 to date.

2	Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period.

Response

We believe that our business activities in and other contacts with the Sanctioned Countries are not material in either a quantitative or qualitative sense for the reasons set forth below.

Our revenue, assets and liabilities from the Sanctioned Countries, as set out in the tables below, are not material, either individually or collectively, by any of the quantitative benchmarks used by the Commission to determine what constitutes material information for investors. In addition, revenues, assets and liabilities related to the Sanctioned Countries are significantly less than the amounts that we derive from other countries where we do not, pursuant to our general disclosure policies and the presentation of our business to investors, disclose or describe revenues or activities on a country-by-country basis.

The table below shows our revenues from operations in the Sanctioned Countries for the years ended December 31, 2011, 2012, 2013 and the three month period ended March 31, 2014 in thousands of U.S. dollars and as a percentage of consolidated group revenues.

	Year ended December 31,						Three months ended March 31,
	2011		2012		2013		2014
	(in U.S.$ thousands, except percentages)
Cuba	66,550	2.09%	266	0.01%	98	0.00%	0	0.00%
Sudan	417	0.01%	7	0.00%	78	0.00%	0	0.00%
Syria	4,785	0.15%	388	0.01%	0	0.00%	0	0.00%

Total Sanctioned Countries	71,752	2.26%	661	0.02%	176	0.00%	0	0.00%
Total Group Revenues	3,180,730	100.00%	3,410,524	100.00%	3,765,774	100.00%	806,624	100.00%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CGG

The table below shows our assets used in operations in the Sanctioned Countries as at December 31, 2011, 2012, 2013 and March 31, 2014 in thousands of U.S. dollars and as a percentage of consolidated group assets.

	As of December 31,						As of March 31,
	2011		2012		2013		2014
	(in U.S.$ thousands, except percentages)
Cuba(1)	22,596	0.31%	0	0.00%	0	0.00%	0	0.00%
Sudan(1)	185	0.00%	0	0.00%	0	0.00%	0	0.00%
Syria(1)	4,785	0.07%	0	0.00%	0	0.00%	0	0.00%

Total Sanctioned Countries	27,567	0.38%	0	0.00%	0	0.00%	0	0.00%
Total Group Assets	7,191,637	100.00%	8,332,843	100.00%	8,262,938	100.00%	8,183,793	100.00%

Note:

(1)	Assets are primarily composed of trade receivables.

The table below shows our liabilities from operations in the Sanctioned Countries as at December 31, 2011, 2012, 2013 and March 31, 2014 in thousands of U.S. dollars and as a percentage of consolidated group liabilities and equity.

	As of December 31,						As of March 31,
	2011		2012		2013		2014
	(in U.S.$ thousands, except percentages)
Cuba(1)	5,467	0.08%	2,187	0.03%	522	0.01%	522	0.01%
Sudan(1)	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Syria(1)	918	0.01%	884	0.01%	884	0.01%	884	0.01%

Total Sanctioned Countries	6,375	0.09%	3,071	0.04%	1,406	0.02%	1,406	0.02%
Total Group Liabilities and Equity	7,191,637	100.00%	8,332,843	100.00%	8,262,938	100.00%	8,183,793	100.00%

Note:

(1)	Liabilities are primarily composed of trade payables.

*     *     *

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CGG

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact Luis Roth of Linklaters LLP in Paris, France (+33) 1 5643 5842 or luis.roth@linklaters.com).

Yours sincerely,

/s/ Beatrice Place-Faget
Beatrice Place-Faget
General Secretary & Group General Counsel

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission

Roger Schwall, U.S. Securities and Exchange Commission

Stéphane-Paul Frydman, CGG

Luis Roth, Linklaters LLP